CANADIAN PACIFIC

CANADIEN PACIFIQUE

Computershare Investor Services Inc. Transfer Agent for Canadian Pacific Railway Limited 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com/cp

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting of Shareholders to be held on May 1, 2013

This Form of Proxy (the “Proxy”) is solicited by and on behalf of Management of Canadian Pacific Railway Limited.

Notes to proxy

1. This proxy is solicited by Management of Canadian Pacific Railway Limited (“Canadian Pacific” or the “Corporation”). Shareholders are directed to Canadian Pacific’s Management Proxy Circular dated March 12, 2013, as may be amended (the “Management Proxy Circular”) and the Notice of Annual Meeting of Shareholders dated March 12, 2013 (the “Notice”) for more detailed information.

2. You have the right to appoint a proxyholder, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

3. This Proxy must be signed by you, the registered holder, or by your attorney duly authorized by you in writing or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support of such empowerment as shall be acceptable to the Chairman of the Meeting, must accompany this Proxy. If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy.

4. This Proxy should be signed in the exact manner as the name appears on the Proxy.

5. If this Proxy is not dated, it will be deemed to bear the date on which it is received by or on behalf of the Corporation.

6. The Common Shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. This Proxy confers discretionary authority on the proxyholder to vote as such proxyholder sees fit in respect of each matter set forth herein if no choice is specified and in respect of any amendments or variations to matters identified in the Notice and in respect of other matters that may properly come before the Meeting. If you do not specify a choice with respect to any matter, the proxyholder designated in this Proxy will vote FOR each of items 1 and 2 and FOR the election of each of the Canadian Pacific Nominees in item 3.

Proxies submitted must be received no less than 48 hours prior to the time fixed for the Meeting (or any adjournment thereof) in order to be used at the Meeting. Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

• Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

• Go to the following web site: www.investorvote.com

To Vote by Mail

• Complete, sign and date the reverse hereof.

• Return this Proxy in the envelope provided.

Instead of mailing this Proxy, you may choose one of the two other voting methods outlined above to vote this proxy.

If you choose to vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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This form of proxy (the "Proxy") is solicited by and on behalf of Management of Canadian Pacific and will be used at the Annual Meeting of Shareholders to be held on Wednesday, May 1, 2013 at 9:00 a.m. (Eastern Daylight time) and any adjournment or postponement thereof (the "Meeting").

Appointment of Proxy

I/We, being holder(s) of Common Shares of Canadian Pacific Railway Limited hereby appoint: **E. Hunter Harrison**, or failing him, **Paul A. Guthrie**

OR

Print the name of the person or company you are appointing if it is a person or company other than the Management nominees listed herein.

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the Meeting, with the power of substitution and with all the powers that the undersigned could exercise with respect to the said Common Shares if personally present and **with authority to vote at the said proxyholder's discretion except as otherwise specified herein and to vote and act in said proxyholder's discretion with respect to amendments or variations to matters referred to in the Notice and with respect to other matters that may properly come before the Meeting. In the absence of any instructions in respect of any matter, the proxyholder designated in this Proxy is hereby instructed to vote FOR each of items 1 and 2 and FOR the election of each of the Canadian Pacific Nominees in item 3.** Reference should be made to the Notice and the Management Proxy Circular.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditors as named in the Management Proxy Circular	☐	☐

	For	Against
2. Advisory vote accepting the Corporation's approach to executive compensation as described in the Management Proxy Circular	☐	☐

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3. Election of Directors: You may vote "For" up to thirteen (13) nominees for election as director in total.

CANADIAN PACIFIC NOMINEES	For	Withhold		For	Withhold		For	Withhold
01. William A. Ackman	☐	☐	02. Gary F. Colter	☐	☐	03. Isabelle Courville	☐	☐
04. Paul G. Haggis	☐	☐	05. E. Hunter Harrison	☐	☐	06. Paul C. Hilal	☐	☐
07. Krystyna T. Hoeg	☐	☐	08. Richard C. Kelly	☐	☐	09. Rebecca MacDonald	☐	☐
10. Dr. Anthony R. Melman	☐	☐	11. Linda J. Morgan	☐	☐	12. Andrew F. Reardon	☐	☐
13.Stephen C. Tobias	☐	☐						

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The undersigned confirms that it is the express wish of the undersigned that the documents relating hereto, including the Management Proxy Circular and this form of proxy, have been and shall be drawn up in English only. Le (la) soussigné(e) confirme sa volonté expresse que les documents se rapportant aux présentes, y compris la circulaire ainsi que le présent formulaire de procuration, soient rédigés en anglais seulement.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements ☐
Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.

Annual Report ☐
Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. By marking the box, you agree that this instruction shall continue in force from year to year (unless revoked). You may revoke or change this instruction at any time by notifying our transfer agent at 1-877- 4CP-RAIL or by mail at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

045936 AR2 CPDQ

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